Exhibit 99.7

CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

October 31, 2010 and 2009

(Canadian Dollars)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP. AUDITORS' REPORT TO THE SHAREHOLDERS We have audited the consolidated balance sheets of Coastal Contacts Inc. as at October 31, 2010 and 2009 and the consolidated statements of earnings and comprehensive earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Chartered Accountants Vancouver, Canada December 15, 2010

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

(CAD $000’s)

As at October 31	2010	2009

ASSETS
Current
Cash and cash equivalents [note 5]	$18,266	$11,532
Accounts receivable	8,866	7,965
Inventory	17,536	15,701
Prepaid expenses	3,109	1,532
Future income tax [note 17]	97	109
Related party promissory notes [note 18]	204	374
	48,078	37,213

Property, equipment and leasehold improvements [note 7]	5,558	2,813
Intangible assets [note 8]	8,908	9,517
Goodwill [note 9]	7,715	7,757
	$70,259	$57,300

LIABILITIES
Current
Accounts payable and accrued liabilities	$27,012	$17,908
Income tax payable	44	615
Deferred gain on sale of equipment [note 6]	88	—
Capital lease obligation [note 6]	811	—
	27,955	18,523

Deferred gain on sale of equipment [note 6]	285	—
Capital lease obligation [note 6]	2,508	—
Long-term lease inducement	140	—
Future income tax [note 17]	3,359	3,614
	34,247	22,137

SHAREHOLDERS’ EQUITY
Share capital [note 11]
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
55,396,171 common shares [2009 — 56,901,719]	39,176	40,248
Contributed surplus [note 12]	2,663	2,294
Accumulated other comprehensive loss [note 13]	(3,783)	(3,482)
Deficit	(2,044)	(3,897)
	36,012	35,163
	$70,259	$57,300

See accompanying notes to the consolidated financial statements

Commitments [note 20]

Contingencies [note 21]

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

(CAD $000’s, except share and per share amounts)

Years ended October 31	2010	2009

Sales	$153,166	$139,870
Cost of sales	109,390	97,009
Gross profit	43,776	42,861

Advertising	18,069	18,098
Selling, general and administration	19,708	16,758
Amortization	2,272	2,585
Share-based compensation [note 12]	485	694
Interest expense (income)	96	(67)
Foreign exchange (gain) loss	97	(110)
Listing costs	—	906
Earnings before income taxes	3,049	3,997
Income tax expense — current [note 17]	171	1,286
Income tax recovery — future [note 17]	(224)	(36)
Net earnings	3,102	2,747

Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations	(301)	(578)
Comprehensive earnings	$2,801	$2,169

Basic net earnings per share	$0.05	$0.05
Diluted net earnings per share	$0.05	$0.05

Weighted average number of common shares outstanding [note 14]
Basic	56,910,149	57,559,629
Diluted	58,101,504	57,869,238

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(CAD $000’s)

Years ended October 31	2010	2009

Deficit, beginning of year	$(3,897)	$(6,476)
Net earnings	3,102	2,747
Premium on purchase of common shares for cancellation [note 11]	(1,249)	(168)
Deficit, end of year	$(2,044)	$(3,897)

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CAD $000’s)

Years ended October 31	2010	2009

OPERATING ACTIVITIES
Net earnings	$3,102	$2,747
Non-cash items affecting earnings:
Amortization	2,272	2,585
Amortization of deferred lease inducement	74	(73)
Share-based compensation	485	694
Future income taxes	(179)	(19)
Changes in non-cash working capital:
Accounts receivable	(979)	(788)
Inventory	(2,125)	(6,149)
Prepaid expenses	(1,240)	311
Accounts payable and accrued liabilities	6,634	(521)
Income tax payable	(514)	621
Deferred gain on disposition of property and equipment	373	—
Cash provided by (used in) operating activities	7,903	(592)

INVESTING ACTIVITIES
Repayments from (advances to) related parties	169	(12)
Acquisition of property, equipment and leasehold improvements	(4,033)	(721)
Acquisition of intangible assets	(424)	(221)
Disposition of property and equipment [note 6]	3,411	60
Cash used in investing activities	(877)	(894)

FINANCING ACTIVITIES
Issuance of common shares on exercise of options	146	—
Purchase of common shares for cancellation	(158)	(1,169)
Cash used in financing activities	(12)	(1,169)

Effect of exchange rate changes on cash and cash equivalents	(280)	(1,019)

Increase (decrease) in cash and cash equivalents	6,734	(3,674)
Cash and cash equivalents, beginning of year	11,532	15,206
Cash and cash equivalents, end of year	$18,266	$11,532

Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:
Assets acquired under capital lease [note 6]	$3,499	$—

Income tax paid in cash	$392	$1,065
Interest paid in cash	$24	$—

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Coastal Contacts Inc. (“Coastal”) is a global retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Coastal and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas where accounting judgments and estimates are significant to Coastal include allowance for doubtful accounts, estimated useful life of assets and the inventory obsolescence provision.

Revenue recognition

Revenue from product sales is recognized when the product has been shipped to the customer. At this point, the amount of sales revenue is determinable, no significant vendor obligations remain and the collection of the revenue is reasonably assured. A provision is made for product returns and doubtful accounts receivable.

Deferred revenue includes revenue collected in advance of the product being shipped to the customer.

Foreign currency translation

The reporting and measurement currency of Coastal is the Canadian dollar. Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The resultant translation adjustments are reported as cumulative foreign currency translation adjustment in comprehensive earnings.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the date prevailing on the transaction date. Foreign currency translation gains or losses are recorded in income in the period in which they occur.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of inception of three months or less.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Computer hardware	30% declining balance
Computer software	100% declining balance
Customized ERP software	20% straight-line
Furniture, fixtures and equipment	20% declining balance
Leasehold improvements	lesser of useful life or initial lease term

Intangible assets

Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Customer lists	5 years straight-line
Website development	5 years straight-line

Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the underlying business.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is not amortized and is reviewed for possible impairment annually or more frequently if events or changes in circumstances indicate possible impairment, based on the profitability and cash flows of the reporting units to which the goodwill relates.

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on future taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

Coastal uses the fair value method of accounting for all stock options granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period.

Earnings per share

Coastal calculates basic earnings per share using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

3. CHANGE IN ACCOUNTING POLICIES

Effective November 1, 2009, Coastal has adopted the following accounting standards issued by the CICA. These standards have been adopted on a prospective basis with no restatement of prior period financial statements.

Financial instruments disclosures:

In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments Disclosures”, which provide for additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 include valuations using inputs other than the quoted market prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivatives and non-financial liabilities based on expected maturities. This amended standard is effective for fiscal years beginning after September 30, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

4. FUTURE ACCOUNTING POLICIES

Transition to International Financial Reporting Standards

In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to Coastal’s financial statements for the year beginning on November 1, 2011. Coastal will undertake the appropriate measures to ensure compliance with these new standards by the prescribed adoption date. Coastal is currently assessing the implications of these standards on the consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

4. FUTURE ACCOUNTING POLICIES (Continued)

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These Sections replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for the accounting of non-controlling interests in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of these new Sections on the consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations. This Section replaces Section 1581, Business Combinations. Section 1582 establishes standards for the recognition of business combination. This Section will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of this new Section on the consolidated financial statements.

5. CASH AND CASH EQUIVALENTS

Coastal has the Canadian dollar equivalent of $1.1 million of cash on hand which is restricted pursuant to a letter of guarantee issued by a financial institution in favor of the Norwegian Customs and Excise Service to secure the payment of duty and value added tax collected by Coastal.

6. CAPITAL LEASE OBLIGATION

During the year ended October 31, 2010, Coastal entered into two lease agreements to finance equipment totaling $3.5 million. One for $1.8 million with a fixed interest rate of 4.73% and 60 monthly payments and another for $1.7 million with a fixed interest rate of 4.97% and 36 monthly payments. There is a bargain purchase option to purchase the equipment under each lease for $1 when the lease term expires. As part of these transactions, the existing equipment was sold to the lessor and simultaneously leased back. The sale generated a deferred gain which will be amortized over the lease term.

$000’s

2011	961
2012	961
2013	961
2014	450
2015 and thereafter	333
Less interest	(347)
Less current capital lease obligation	(811)
Long-term capital lease obligation	2,508

During the year ended October 31, 2010, $24,210 of interest was paid on the capital lease.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

7. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Accumulated	Net Book
	Cost	Amortization	Value
	$000’s	$000’s	$000’s

2010
Computer hardware	1,108	765	343
Computer software	283	257	26
Customized ERP software	2,272	1,506	766
Furniture, fixtures and equipment	1,624	627	997
Leasehold improvements	1,232	1,124	108
	6,519	4,279	2,240

Assets under capital lease
Computer hardware	221	11	210
Computer software	67	—	67
Customized ERP software	539	—	539
Furniture, fixtures and equipment	2,076	82	1,994
Leasehold improvements	508	—	508
	3,411	93	3,318
	9,930	4,372	5,558

2009
Computer hardware	1,137	640	497
Computer software	276	224	52
Customized ERP software	1,914	1,185	729
Furniture, fixtures and equipment	1,720	559	1,161
Leasehold improvements	1,211	837	374
	6,258	3,445	2,813

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

8. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$000’s	$000’s	$000’s

2010
Brand names and trademarks acquired	7,616	—	7,616
Customer lists acquired	3,577	3,378	199
Website creation	4,263	3,170	1,093
	15,456	6,548	8,908

2009
Brand names and trademarks acquired	7,656	—	7,656
Customer lists acquired	3,596	3,201	395
Website creation	3,967	2,501	1,466
	15,219	5,702	9,517

9. GOODWILL

	October 31,	Currency	October 31,
	2009	Impact	2010
	$000’s	$000’s	$000’s
Business acquisitions:
Aslanzakka	579	—	579
Lensway	5,446	(31)	5,415
Mylenses	1,574	(9)	1,565
Yourlenses	158	(2)	156
Total goodwill	7,757	(42)	7,715

10. OPERATING FACILITY

Coastal has access to a secured operating line of credit, totaling $5.0 million with interest payable at the lenders prime rate.

A subsidiary of Coastal has access to a secured operating facility, totaling 25,000,000 Swedish Krona (Canadian dollar equivalent of approximately $3.8 million) with interest payable at a rate of 1% above the Stockholm Interbank Offered Rate.

These operating facilities are used from time to time for working capital purposes. As at October 31, 2010 and October 31, 2009, there were no balances outstanding pursuant to these facilities.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

11. SHARE CAPITAL

(a) Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued. Common shares issued and outstanding are as follows:

	2010		2009
	#	$000’s	#	$000’s

Balance, beginning of year	56,901,719	40,248	58,318,643	41,250
Issued on exercise of options	151,500	226	—	—
Purchased and cancelled	(1,657,048)	(1,298)	(1,416,924)	(1,002)
Balance, end of year	55,396,171	39,176	56,901,719	40,248

During the year ended October 31, 2010, the Company purchased 1,657,048 common shares, pursuant to a normal course issuer bid, for an average price of $1.54 per share. All of these shares have been cancelled. The excess premium of the purchase price over the average stated capital of the shares has been charged to deficit.

(b) Share purchase options

Coastal’s shareholder adopted stock option plan (the “Option Plan”), for its directors, officers, employees and service providers, sets out the terms upon which options to purchase common shares may be granted. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee.

The following table contains information with respect to Company share purchase options:

	#	$

Options outstanding, October 31, 2008	3,176,271	0.69 – 1.14
Granted	1,580,000	0.80 – 1.50
Forfeited	(218,534)	0.99 – 1.50
Expired	(134,429)	1.00
Options outstanding, October 31, 2009	4,403,308	0.69 – 1.14
Granted	1,385,000	1.28 – 1.49
Exercised	(151,500)	0.69 – 1.11
Forfeited	(790,000)	0.69 – 1.12
Expired	(98,808)	1.00
Options outstanding, October 31, 2010	4,748,000	0.80 – 1.49

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

11. SHARE CAPITAL (Continued)

The following table summarizes information about Company share purchase options outstanding as at October 31, 2010:

	Share purchase options Outstanding			Share purchase options Exercisable
		Weighted	Weighted
	Number of	average	average	Number of
Range of exercise	common	remaining	exercise	common	Weighted average
price	shares	contractual	price	shares	exercise price
$	issuable	life (years)	$	issuable	$

0.80 – 0.99	1,822,000	2.48	0.86	1,447,000	0.87
1.00 – 1.14	1,541,000	2.20	1.08	1,068,833	1.08
1.15 – 1.49	1,385,000	4.63	1.42	58,500	1.47
	4,748,000	3.02	1.10	2,574,333	0.97

The fair value of the option grants are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009

Dividend yield	0%	0%
Expected volatility	53.9%	57.3%
Risk free interest rate	2.22%	2.14%
Expected lives	5.0 years	5.0 years

(c) Employee Share Ownership Plan

On August 1, 2009, Coastal established an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by eligible employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year. The contributions are used to purchase voting shares of Coastal through the open market. Approximately one half of our employees are eligible to participate in the ESOP.

Coastal’s share of contribution made during the year totaled $304,362 (2009: $60,386).

12. CONTRIBUTED SURPLUS

	2010	2009
	$000’s	$000’s

Balance — beginning of year	2,294	1,600
Share-based compensation	485	694
Impact of options exercised	(80)	—
Impact of options cancelled and settled in cash	(36)	—
Balance — end of year	2,663	2,294

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

13. ACCUMULATED OTHER COMPREHENSIVE LOSS

	2010	2009
	$000’s	$000’s

Balance — beginning of year	(3,482)	(2,904)
Unrealized foreign exchange losses on translation of financial statements of self-sustaining foreign operations	(301)	(578)
Balance — October 31, 2010	(3,783)	(3,482)

14. EARNINGS PER SHARE

	2010	2009

Weighted average number of common shares outstanding - basic	56,910,149	57,559,629
Stock options	1,191,355	309,609
Weighted average number of common shares outstanding - diluted	58,101,504	57,869,238

15. FINANCIAL INSTRUMENTS

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, and liquidity risk. The following analysis provides a measurement of risks as at October 31, 2010. The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.

Credit risk

Coastal’s principal financial assets are cash and cash equivalents, accounts receivable and amounts due from related parties, which represent Coastal’s exposure to credit risk in relation to financial assets.

Coastal’s credit risk is primarily attributable to its trade receivables and promissory notes receivable. The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment. To mitigate the risk of bad debts, Coastal implements collection strategies internally and through third parties and has policies and procedures in place to limit the extension of credit where the risk of loss is determined to be high.

The credit risk on cash and cash equivalents is less because the counterparties are banks and corporations with high credit-ratings assigned by international credit-rating agencies. Coastal does not have financial assets that are invested in asset backed commercial paper.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

15. FINANCIAL INSTRUMENTS (Continued)

The carrying amount of financial assets represents the maximum credit exposure, and as at the reporting date was:

	October 31,	October 31,
	2010	2009
	$000’s	$000’s

Cash and cash equivalents	18,266	11,532
Accounts receivable	8,866	7,965
Promissory notes receivable, as included in due from related parties	204	374
	27,336	19,871

The aging of accounts receivable, net of applicable allowance for bad debts was:

	October 31,	October 31,
	2010	2009
	$000’s	$000’s

Current trade receivables	8,494	7,714
Taxes receivable	50	97
Aged between 60 — 120 days	244	88
Aged greater than 120 days	78	66
	8,866	7,965

Continuity of allowance for bad debts:

	October 31,	October 31,
	2010	2009
	$000’s	$000’s

Balance, beginning of year	897	762
Increase (decrease) during the year	(92)	135
Balance, end of year	805	897

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held.

Foreign currency exchange risk

Coastal’s functional currencies are the Canadian Dollar (“CAD”) and the Swedish Krona (“SEK”). The Company is exposed to fluctuations in the U.S. Dollar (“USD”), the Swedish Krona (“SEK”), the Norwegian Kroner (“NOK”) and the European Union Euro (“EURO”) relative to these functional currencies. Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

15. FINANCIAL INSTRUMENTS (Continued)

Coastal is exposed to the following currency risk at October 31, 2010:

(000’s $CAD)	USD	SEK	NOK	EURO
Cash and cash equivalents	3,114	810	1,747	1,140
Accounts receivable	1,229	1,613	1,165	1,702
Accounts payable and accrued liabilities	(8,023)	(10,623)	(57)	(927)
	(3,680)	(8,200)	2,855	1,915

Foreign currency exchange risk sensitivity analysis

The following table details Coastal’s sensitivity analysis to a 10% strengthening in the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro on net earnings and comprehensive earnings against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% change in the foreign currency rates. For a 10% weakening of the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive earnings.

(000’s $CAD)	USD	SEK	NOK	EURO
Net earnings	(4,155)	37	2,099	636
Comprehensive earnings	—	(1,205)	—	—

Interest rate risk

Coastal’s policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal. Fluctuations in interest rates impact on the value of cash equivalents. Coastal’s exposure to interest rate risk is limited, as Coastal does not have any interest bearing financial liabilities.

Liquidity risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due. Coastal monitors its cash balances and cash flows generated from operations to meet requirements. All of the accounts payable at October 31, 2010 are due within sixty days.

Fair values

Coastal’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related parties and accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their fair value due to the immediate or short term maturity of these financial instruments. The fair value of the due from related parties is not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

The capital lease obligation has been recorded at amortized cost. Based on current market borrowing rates, the carrying value of the Company’s capital lease obligation approximates its fair value.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

16. MANAGEMENT OF CAPITAL

Coastal’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company considers the items included in the consolidated shareholders’ equity, excluding accumulated and other comprehensive earnings, as capital.

In order to maintain or adjust its capital structure, Coastal may purchase shares for cancellation pursuant to normal course issuer bids or other issuer bids, declare dividends, issue debt or issue new shares. A subsidiary of Coastal is subject to a capital sufficiency covenant in association with the overdraft facility in note 10. As at October 31, 2010, the facility was unused and therefore the subsidiary was not subject to these covenants. Coastal’s overall strategy with respect to capital management remains unchanged from the year ended October 31, 2009.

17. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Coastal’s future tax assets and liabilities are as follows:

	2010	2009
	$000’s	$000’s

Future income tax assets
Unused tax losses	2,945	3,087
Net book value of capital assets in excess of tax value	(1,227)	(194)
Share issue costs	—	79
Capital lease obligation	829	—
Other	198	88
Total future tax assets	2,745	3,060
Valuation allowance	(2,648)	(2,951)
Total future tax assets	97	109

Future income tax liabilities
Expense recognized for tax purposes in foreign jurisdictions	(994)	(916)
Net book value of capital assets in excess of tax value	(259)	(507)
Other	—	(17)
Carrying value of intangible assets in excess of tax basis	(2,106)	(2,174)
Total future tax liability	(3,359)	(3,614)

The potential income tax benefits relating to the future income tax assets have not been recognized in the consolidated financial statements where their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation.

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

17. INCOME TAXES (Continued)

Significant components of the income tax expense attributable to continuing operations are as follows:

	2010	2009
	$000’s	$000’s

Current income tax expense	171	1,286
Future income tax recovery relating to reversal of taxable temporary differences	(224)	(36)
	(53)	1,250

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rates to income tax expense, at the statutory tax rate of 28.5% [2009 — 30.0%] is as follows:

	2010	2009
	$000’s	$000’s

Income tax expense (recovery) at statutory tax rates	869	1,199
Permanent differences	148	112
Change in valuation allowance	(303)	39
Foreign tax rate differential	(133)	(128)
Change in future tax rate	—	42
Other	(634)	(14)
	(53)	1,250

As at October 31, 2010, the Company has non-capital loss carry-forwards of $11,391,000 for Canadian income tax purposes that expire as follows:

$000’s

2014	443
2026	5,418
2027	1,098
2028	3,296
2029	141
2030	995
11,391

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

18. RELATED PARTY BALANCES AND TRANSACTIONS

	2010	2009
	$000’s	$000’s

Promissory notes receivable	204	374

As at October 31, 2010, there were four promissory notes outstanding to Coastal employees totalling $0.2 million, of which $0.04 million was accumulated interest. These loans are payable on demand and bear interest at a rate of 5% per annum and the debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at October 31, 2010.

19. SEGMENTED INFORMATION

Coastal operates in one business segment, the sale of contact lenses, glasses and related vision care products. Coastal ships product from North America and Europe to customers in North America, Europe and the Asia Pacific region.

Geographical sales information is based on the location of the customers in which Coastal sells its products. Intercompany sales have been excluded. Certain comparative figures have been adjusted to reflect this reporting.

All figures below are presented in Canadian Dollars.

	Canada	Sweden	USA	Norway	Other	Total
By Region	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Sales
Year ended October 31, 2010	33,633	29,664	27,412	18,823	43,634	153,166
Year ended October 31, 2009	25,593	30,842	19,435	19,652	44,348	139,870

Property, equipment and leasehold improvements
As at October 31, 2010	4,116	1,442	—	—	—	5,558
As at October 31, 2009	1,517	1,296	—	—	—	2,813

Intangible assets
As at October 31, 2010	913	3,150	—	—	4,845	8,908
As at October 31, 2009	1,038	3,349	—	—	5,130	9,517

Goodwill
As at October 31, 2010	—	5,571	—	—	2,144	7,715
As at October 31, 2009	—	5,604	—	—	2,153	7,757

COASTAL CONTACTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 and 2009

19. SEGMENTED INFORMATION (Continued)

	Contact Lenses	Glasses	Total
By Product Type	$000’s	$000’s	$000’s

Year ended October 31, 2010
Sales	133,661	19,505	153,166
Cost of sales	97,614	11,776	109,390
Gross profit	36,047	7,729	43,776

20. COMMITMENTS

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises, as follows:

$000’s

2011	1,239
2012	1,366
2013	1,546
2014	2,602
2015 and thereafter	121
6,874

Operating costs on leases have been excluded.

21. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. This includes certain legal actions by former employees, the outcome of which cannot be determined at this time. No amounts have been accrued relating to these actions.

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.